Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated 25 September 2012	Registration Statement No. 333-177074

European Investment Bank

USD 3,000,000,000 1.00% Notes due 2017

Final Term Sheet

Issuer:	European Investment Bank
Ratings:1	AAA by Standard & Poor’s Ratings Services2 / Aaa by Moody’s Investors Service3 / AAA by Fitch Ratings4
Currency/Size:	USD 3,000,000,000
Settlement:	2 October 2012
Maturity:	15 December 2017
Interest Payment Dates:	15 June, 15 December
Coupon:	1.00% (semi-annual)
Reoffer:	99.743%
Yield:	1.051%
Benchmark:	UST 5 yr 0.625% August 2017
Spread:	+38.4 bps
Denominations:	USD 1,000, 10,000, 100,000
Leads:	Credit Suisse/JPM/MS
Co-leads:	Citigroup/Crédit Agricole CIB/GSI/HSBC/UBS
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange.

The EIB has attained its 2012 funding target of EUR 60 billion for the calendar year 2012 but will remain selectively active in the market for the remainder of the year.

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/33745/000095015711000894/form-sba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-866-430-0686.

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.
2 Carrying a negative outlook.
3 Carrying a stable outlook.
4 Placed on rating watch negative on 19 December 2011.